World Point Terminals, LP

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

July 15, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker
Karina V. Dorin

Re:	World Point Terminals, LP
Registration Statement on Form S-1
Filed June 17, 2013
Commission File No. 333-189396

Ladies and Gentlemen:

This letter sets forth the responses of World Point Terminals, LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 3, 2013 (the “Comment Letter”) with respect to Registration Statement on Form S-1 filed by the Partnership on June 17, 2013, File No. 333-189396 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is our response.

General

1.	We note your disclosure that you have submitted certain exhibits in a confidential treatment request. Please note comments, if any, to the confidential treatment request will be issued under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Response: We acknowledge the Staff’s comment and will resolve all confidential treatment issues before requesting acceleration of the Registration Statement.

July 15, 2013

2.	We note your response to prior comments 3 and 4 to our letter dated June 3, 2012 and your revised disclosure that World Point Terminals, Inc. and the selling unitholder “may be deemed” underwriters. Please revise to state that these entities are underwriters, or provide us with an analysis.

Response: We have revised the Registration Statement to state that World Point Terminals, Inc. is an underwriter with respect to the common units that would be issued if the underwriters exercise their option to purchase additional common units. Please see the cover page and page 138. We have also revised the Registration Statement to state that the selling unitholder is an underwriter with respect to this offering. Please see the cover page and pages 139, 191 and 192.

Risk Factors, page 23

Our partnership agreement restricts the remedies available to holders…, page 40

3.	Please expand your disclosure here and elsewhere to clarify that your partnership agreement will not require approval of the conflicts committee for resolution of any conflict. We note your related disclosure at page 143.

Response: We have revised the Registration Statement to clarify that the partnership agreement does not require the general partner to seek approval of the conflicts committee for resolution of any conflict. Please see pages 40 and 146.

Use of Proceeds, page 53

4.	We note your revised disclosure at page 53 in response to prior comment 12. Please reconcile this disclosure with the disclosure at page 56 and Note 2 to the unaudited pro forma combined financial statements.

Response: We have revised pages 56 and F-7 of the Registration Statement in response to the Staff’s comment.

Cash Distribution Policy and Restrictions on Distributions, page 57

Unaudited Pro Forma Available Cash for Distribution…, page 62

5.	We note your tabular disclosure reflects that your pro forma maintenance capital expenditures for the twelve months ended March 31, 2013 were $4.6 million. We further note your disclosure in footnote three that you “estimate that approximately $6.1 million of [your] pro forma capital expenditures were maintenance capital expenditures.” Please reconcile.

Response: We have revised the disclosure in footnote three of the Registration Statement to reflect a pro forma maintenance capital expenditure amount of $4.3 million, which reconciles with the tabular disclosure of pro forma maintenance capital expenditures for the twelve months ended March 31, 2013. Please see page 63.

July 15, 2013

Estimated Cash Available for Distribution…, page 63

6.	We have read your response to prior comment 17; however, your explanation for assuming you will receive distributions from a joint venture in excess of equity earnings is still unclear. Please disclose in further specificity the origin of this adjustment, identify the key factors you are depending upon as a basis for this assumption and provide any information you believe supports the assumption is both reasonable and appropriate.

Response: We have revised the significant forecast assumptions on page 68 of the Registration Statement to better describe the adjustment to net income for calculating estimated Adjusted EBITDA related to the equity earnings from our joint venture and have made conforming changes throughout the Registration Statement.

7.	Please clarify why your definitions of Adjusted EBITDA to prepare your pro forma cash available for distributions and your estimated cash available for distribution differ. That is, your pro forma adjusted EBITDA does not consider distributions form joint ventures in excess of equity earnings.

Response: We have revised the calculation of Adjusted EBITDA for the pro forma cash available for distributions on page 62 of the Registration Statement and the pro forma non-GAAP financial measure on pages 22 and 85 of the Registration Statement to add the adjustment for distributions from joint venture in excess of equity earnings.

Significant Forecast Assumptions, page 66

8.	Please provide qualitative disclosure for any change in operating expenses from the pro forma year ended December 31, 2012 to the twelve months ending June 30, 2014.

Response: We have revised page 67 of the Registration Statement to add qualitative disclosure for the change in operating expenses from the pro forma year ended December 31, 2012 to the twelve months ending June 30, 2014.

Business, page 112

Insurance, page 130

9.	Please clarify that your insurance coverage policies are allocated among entities that will be contributed to you and entities that will not be contributed to you.

Response: We have revised page 130 of the Registration Statement to clarify that our insurance coverage policies are allocated among assets we own and assets that are owned by Apex.

Unaudited Pro Forma Combined Financial Statements, page F-2

10.	We note you disclose in Note 15 at page F-39 that in April 2013 CPTC (Company) completed the purchase of additional terminal assets in Jacksonville, Florida for $23M. Clarify for us whether these assets will also be transferred to you, and if yes, why they are not reflected in your pro forma combined financial statements.

July 15, 2013

Response: Upon completion of this offering, the Partnership anticipates that the terminal assets acquired April 10, 2013 in Jacksonville, Florida will be transferred to us. The operations of the assets as part of the Partnership will be significantly different than the operations of the assets prior to acquisition. The seller of the assets (Chevron USA) did not operate the assets as an income producing activity, but rather as a support function for its own retail petroleum distribution activities. We operate as an independent terminal facility and do not own any petroleum products but rather handle our customers’ inventories. We did not acquire any customer contracts, sales force, trade names or employees as part of the acquisitions. Accordingly, we believe the inclusion of any adjustments to the pro forma combined statements of operations would not be indicative of the expected results of operations of these assets as part of the Partnership. We have included the acquisition of the assets in the pro forma combined balance sheet of the Partnership as of March 31, 2013, but have not made any adjustments to the pro forma combined statements of operations for the year ended December 31, 2012 or the three months ended March 31, 2013.

*    *    *    *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler at (713) 546-7418.

Very truly yours,

WORLD POINT TERMINALS, LP

By:	/s/ Steven G. Twele
Steven G. Twele
Chief Financial Officer

Cc:	Paul A. Novelly
World Point Terminals, LP

Sean T. Wheeler
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.